Exhibit A

Casablanca Capital Files Definitive Proxy Statement and Sends Letter to Cliffs’ Shareholders

Urges Shareholders to Elect Six New, Highly-Qualified Directors to Cliffs’ Board

New York – June 12, 2014 – Casablanca Capital LP, (“Casablanca”) the beneficial owner of approximately 5.2% of Cliffs Natural Resources Inc. (NYSE: CLF), today filed its definitive proxy statement with the Securities and Exchange Commission ("SEC") in connection with Cliffs’ 2014 Annual Meeting of Shareholders, scheduled for July 29, 2014, and urged shareholders to vote for Casablanca’s six highly-qualified director nominees.

In conjunction with the filing, Casablanca issued a letter to stockholders detailing its belief that Cliffs’ Board of Directors and executive leadership should be held accountable for the dramatic erosion of value shareholders have suffered over the past three years and reiterating its call for a fundamental refocusing of Cliffs’ strategy.

“Cliffs is at a critical juncture,” said Donald Drapkin, Chairman of Casablanca. “The current Board has presided over an extended period of gross underperformance and poor decision making that has led to significant shareholder value destruction. We have no confidence that the Board will take the steps needed to maximize shareholder value, and firmly believe a reconstituted Board and a management team led by Lourenco Goncalves is vital to the Company’s future success. We urge shareholders to elect six new, highly-qualified director nominees who can evaluate the opportunities and challenges that face Cliffs with an open mind and a fresh perspective and implement a new strategic direction for the Company. Casablanca’s nominees are fully committed to transparency, accountability and enhancing shareholder value.”

The full text of the letter and definitive proxy statement, which can be found at www.fixcliffs.com along with other information about Casablanca’s investment in Cliffs, is as follows:

June 12, 2014

Fellow Cliffs Natural Resources Shareholders:

Casablanca Capital is one of Cliffs’ top five shareholders with a 5.2% ownership interest. Since we began our campaign to create value for all of Cliffs’ shareholders late last year, we have consistently emphasized that the Company is substantially undervalued as a result of strategic missteps, blatant mismanagement and a misalignment of incentives between Cliffs’ shareholders and its Board of Directors and management.

As a result, Casablanca is submitting a slate of six highly-qualified independent[1] nominees for election to Cliffs’ Board at its 2014 Annual Meeting of Shareholders. Each candidate brings the

[1] Douglas Taylor is Co-Managing Member of Casablanca Capital and, as such, is not independent from Casablanca.
       All of the Casablanca’s other five nominees are independent of both Casablanca and the Company, and will not receive any remuneration from Casablanca either for standing for election or after assuming a position on Cliffs’
       Board.

deep expertise and fresh perspective needed to reorient the Company and develop strategies that will restore and maximize value.

Biggest Loser in 2013 and Losing Still More Value in 2014

Three years ago, Cliffs’ shares traded above $100 per share. Since that time, Cliffs’ has lost over 85% of its equity value, yet a majority of the current Board and nine-member slate of directors up for reelection remains in place, including Chairman James Kirsch. For most of 2013, Cliffs held the title of "biggest loser" in the S&P 500 (finishing the year in the #2 spot). Since January 2014, Cliffs’ share price has fallen a further 45%, and the stock remained one of the most-shorted equities in the S&P 500 until it was dropped from the index effective April 1, 2014.

Moreover, Cliffs has generated total negative returns to shareholders over the past one-, three- and five-year periods of (16%), (81%) and (46%) respectively, vastly underperforming the S&P 500, the major iron ore producers and the XME ETF that reflects the peer group referenced by Cliffs in its proxy materials.

Real Change Needed to Put Cliffs Back on Track for Shareholders

A majority of the current Board and nine-member slate of Directors up for reelection approved both the $4.9 billion Consolidated Thompson transaction to acquire the Bloom Lake project and the subsequent $1.5 billion in capital expenditures. These ill-conceived investments were part of a broader diversification strategy that included the Coal, Chromite, Wabush and Amapá projects for a total outlay of $9 billion. None of these projects currently contributes one cent to earnings.

We believe Cliffs needs to refocus on its core U.S. Iron Ore business, improve operating profitability and optimize capital allocation. The U.S. Iron Ore business, which has operated in some form for over 165 years, has high strategic value and, we believe under the right leadership, should remain profitable even in a depressed commodity pricing environment. Rather than recognize the need to reposition Cliffs and restore capital discipline, Mr. Kirsch and his Board have only taken small, inadequate steps, primarily in response to pressure from Casablanca.

New Leadership Aligned with Shareholders Can Refocus Cliffs and Restore Value

To effect the necessary change, Casablanca has proposed Lourenco Goncalves as Cliffs’ senior-most executive officer, and has nominated a majority slate of six highly-qualified director candidates for election to Cliffs’ Board.

Mr. Goncalves is a 30-year veteran of the metals and mining industry and a proven value creator who brings deep experience with companies in the ferrous value chain and has both the strategic and operational skills needed to effect urgent change and restore the fundamental value of Cliffs. Mr. Goncalves has made a personal investment of $1.5 million in Cliffs, demonstrating his conviction that, with proper oversight and guidance, tremendous value can be unlocked.

In contrast, the economic interests of the Board and management do not sufficiently align with those of shareholders. Based on publicly-available information, only a single director has purchased shares for cash, with the remainder simply receiving grants from the Company. Despite holding on to their seats for over 40 cumulative years, the Board and top executives in the aggregate own or have an economic interest valued at less than $5 million at current prices, and equivalent to less than 0.5%. Most shockingly, Chairman Mr. Kirsch has never invested even one dollar of his own money in Cliffs’ shares and Chief Executive Officer Gary Halverson owns no shares.

Casablanca believes this de minimis ownership poorly aligns the Board and management with shareholder interests and contributes to the irresponsible way in which the Company approaches key strategic and financial decisions.

Our slate of directors comprises experienced professionals, with considerable strategic, operating and financial experience to immediately add value.

Nominee	Key Qualifications

Lourenco Goncalves

•         Hired as CEO of Metals USA in February 2003; took the company private in November 2005; IPO’d the Company in April 2010 and sold the Company to Reliance Steel & Aluminum in April 2013

•        CEO of California Steel Industries from March 1998 to February 2003

Rip Fisher	• Former Goldman Sachs Managing Director, Head of Mining and Head of Canadian Corporate Finance and Investment Banking • Former Director of CML HealthCare Inc.
Patrice Merrin

•         Director of Stillwater Mining

•         Former Chairman of CML HealthCare Inc.

•         Director of Climate Change and Emissions Management Corp.

•         Former CEO of Luscar and Executive Vice President of Sherritt International

Joseph Rutkowski	• Former Nucor Corporation Executive Vice President of Business Development
Gabriel Stoliar	• Managing Partner of Studio Investimentos, an asset management firm • Former Vale S.A. CFO and Executive Director of Planning and Business Development • Former BNDES Executive Director
Douglas Taylor	• CEO and Co-CIO of Casablanca Capital LP • Former Lazard Frères & Co and Wasserstein Perella Managing Director • Former Director and CFO of Sapphire Industrials

Two Directors Would Be Inadequate to Effect the Necessary Changes

In its most recent proxy statement, the Company indicated its intention to nominate only nine directors out of an 11-member slate, stating it expects Casablanca to receive a minimum of two seats on the Board. We believe this step constitutes a cynical attempt to limit Casablanca’s representation to an ineffectual minority. This would preserve the status quo and severely limit the prospects for change needed to reverse the destruction of value. Casablanca has no desire to “control” the Cliffs Board (nor could it, given that five of our six proposed nominees are independent of Casablanca). We have only nominated a majority slate to ensure Mr. Goncalves is installed as the senior-most executive at the Company. We believe effective leadership is the most critical component needed to drive operational improvements, strategic realignment, and restoration of value. In fact, Casablanca was prepared to enter into a settlement agreement with three members on a nine-member Board with Mr. Goncalves as Executive Chairman. Under this arrangement, Mr. Halverson would remain as CEO while reporting directly to Mr. Goncalves, in the same manner as he reported to then-Executive Chairman Mr. Kirsch.

Return the GOLD Proxy Card Today to Protect and Enhance the Value of Your Investment

To us, Cliffs needs a new strategic direction, starting with Board members who are independent and accountable and who will immediately take action to drive meaningful improvements and create lasting value. We urge you to do your part to effect change by signing, dating and returning the enclosed GOLD proxy card today.

If you have any questions or require assistance in submitting your GOLD proxy card, please contact Okapi Partners at (212) 297-0720 or (877) 274-8654 (toll-free), or visit www.fixcliffs .com for further information.

We appreciate your careful consideration and thank you for your continuing support.

Very truly yours,

/s/                                                               /s/                                                      /s/

Donald G. Drapkin Chairman	Douglas Taylor Chief Executive Officer	Gregory S. Donat Partner & Portfolio Manager

437 Madison Avenue, 28th Floor

New York, N.Y. 10022

(212) 297-0720

Stockholders Call Toll-Free at: (877) 274-8654

E-mail: info@okapipartners.com

About Casablanca Capital LP

Casablanca Capital is an Event Driven and Activist investment manager based in New York, founded in 2010 by Donald G. Drapkin and Douglas Taylor.  Casablanca invests in high quality but underperforming public companies that have multiple levers to unlock shareholder value. The firm seeks to engage with the management, boards, and shareholders of those companies in a constructive dialogue in order to enhance shareholder value through improved operational efficiencies, strategic divestitures, capital structure optimization and increased corporate focus. In 2011, Casablanca successfully initiated a campaign at Mentor Graphics Corporation to improve profitability and enhance value at the company, working with shareholders to elect three nominees to Mentor’s Board.

Cautionary Statement Regarding Opinions and Forward-Looking Statements

Certain information contained herein constitutes “forward-looking statements” with respect to Cliffs Natural Resources Inc. ("Cliffs"), which can be identified by the use of forward-looking terminology such as “may,” “will,” “seek,” “should,” "could," “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  The opinions of Casablanca Capital LP ("Casablanca") are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision.  This material does not recommend the purchase or sale of any security.  Casablanca reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.  Casablanca disclaims any obligation to update the information contained herein.  Casablanca and/or one or more of the investment funds it manages may purchase additional Cliffs shares or sell all or a portion of their shares or trade in securities relating to such shares.

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Media Contacts:

Sard Verbinnen & Co

George Sard/Matt Benson

212-687-8080

Investor Contacts:

Okapi Partners

Bruce H. Goldfarb/Patrick McHugh/Lydia Mulyk

212-297-0720

CASABLANCA CAPITAL LP, DONALD G. DRAPKIN AND DOUGLAS TAYLOR (COLLECTIVELY, “CASABLANCA") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF CLIFFS NATURAL RESOURCES INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CASABLANCA, ROBERT P. FISHER, JR., CELSO LOURENCO GONCALVES, PATRICE E. MERRIN, JOSEPH RUTKOWSKI AND GABRIEL STOLIAR (COLLECTIVELY, THE "PARTICIPANTS") BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, OKAPI PARTNERS LLC, CASABLANCA'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (877) 274-8654.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CASABLANCA WITH THE SEC ON JUNE 12, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.